Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

April 26, 2013

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Brocade Communication Systems, Inc.
Form 10-K for the Fiscal Year Ended October 27, 2012
Filed December 14, 2012
Form 10-Q for the Quarterly Period Ended January 26, 2013
Filed March 1, 2013
File No. 000-25601

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated April 17, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel W. Fairfax, Chief Financial Officer and Vice President, Finance, of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company's Form 10-K for the fiscal year ended October 27, 2012 filed on December 14, 2012 and the Form 10-Q for the quarterly period ended January 26, 2013 filed on March 1, 2013.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company's response thereto.

Form 10-K for the Fiscal Year Ended October 27, 2012

Item 11. Executive Compensation, page 102 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed February 20, 2013)

Executive Compensation and Other Matters

Compensation Discussion and Analysis, page 38

1.
Please explain to us how you determined that you only had four named executive officers during the fiscal year ended October 27, 2012. In that regard, we note that the “Executive Profiles” section of your website lists numerous vice presidents that may be in charge of a principal business unit, division or function, or perform a policy making function. See Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

In determining the executive officers of the Company for the fiscal year ended October 27, 2012, the Board of Directors (the “Board”), in consultation with its legal advisors (internal and external), reviewed the roles and responsibilities of certain vice presidents reporting to the Chief Executive Officer (“CEO”). In

United States Securities and Exchange Commission
April 26, 2013

making determinations as to who would be deemed an executive officer of the Company consistent with the rules and regulations contained in Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7, the Board determined that the Company's principal executive officer was our CEO, Mr. Klayko, and the Company's principal financial officer was our Vice President, Finance and Chief Financial Officer, Mr. Fairfax. Since the Company does not have business unit heads and is organized functionally, the Board determined that the two additional executive officers were Mr. Wall, Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary and Mr. Whiting, former Senior Vice President, Worldwide Sales. In that regard, we would note that while the “Executive Profiles” section of our website lists certain vice presidents who are not executive officers of the Company, these listings are primarily for product management, marketing and general information purposes and not indicative of any such individual being the head of a business unit or responsible for policy decision making. Therefore, in the judgment of the Board, these other vice presidents did not meet the requirements of the applicable rules and regulations to be named as an executive officer of the Company. The concentration of decision making in a few individuals has been increasingly pronounced as the Company has, and continues to undergo, management transition as further described below.

We are going through an executive transition that began with Mr. Whiting's departure in June 2012. During fiscal 2012, Mr. Klayko took on the additional role as head of Worldwide Sales rather than adding another person to fill that role. Subsequent to that, in August 2012, Mr. Klayko himself announced that he would be leaving the Company after his successor as CEO joined the Company. The Company only recently added a new CEO, Mr. Carney, in January 2013, so as he solidifies his management team and the roles that they will play, the Company may experience changes in the number and identities of the executive officers.

Fiscal 2012 Compensation Components and Decisions for NEOs

Base Salary, page 42

2.
Three of your four named executive officers received base salary increases in fiscal 2012. Although you discuss what you generally considered in adjusting base salaries, you have not discussed the specific considerations that led to the corresponding salary increases. For example, you do not appear to have explained why Mr. Fairfax received a larger base salary increase than Messrs. Klayko and Wall. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

We note the Staff's comment, and the Company will address this in future filings with the Commission, to the extent applicable.

Long-Term Equity Incentives, page 46

3.
Although you discuss what you generally considered in determining the amount of long-term equity incentives, you have not discussed the specific considerations that lead to the actual amounts awarded. For example, you do not appear to explain why Mr. Klayko's allocation was more heavily weighted towards PSUs, and why Messrs. Klayko and Fairfax received more long-term equity incentives than Messrs. Wall and Whiting. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

We note the Staff's comment, and the Company will address this in future filings with the Commission, to the extent applicable.

United States Securities and Exchange Commission
April 26, 2013

Form 10-Q for the Quarterly Period Ended January 26, 2013

Notes to Condensed Consolidated Financial Statements

Note 15. Guarantor and Non-Guarantor Subsidiaries, page 27

4.
We note that you adopted the updates to ASC 220 and now present Condensed Consolidated Statements of Comprehensive Income (Loss). In future filings, please revise your condensed financial information to include total comprehensive income. In this regard, we note that financial statements prepared in accordance with Article 10 should include total other comprehensive income. See ASC 220-10-45-18.

We note the Staff's comment and in our future filings with the Commission, the Company will include total comprehensive income in the condensed financial information presented in our Guarantor and Non-Guarantor Subsidiaries footnote.

Additionally, at the Staff's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company's responses to the undersigned at dfairfax@brocade.com or (408) 333-7075 with a copy to Tyler Wall, Vice President, General Counsel and Corporate Secretary at twall@brocade.com or (408) 333-5547. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By: /s/ Daniel W. Fairfax
Daniel W. Fairfax
Chief Financial Officer and Vice President, Finance

cc: Tyler Wall